

November 10, 2011

<u>Via E-mail</u>
Mr. Frank T. Connor
Chief Financial Officer
Textron Inc.
40 Westminster Street
Providence, RI 02903

      Re: **Textron Inc.**
              Form 10-K for Fiscal Year Ended January 2, 2010
              Filed February 25, 2010
              Form 10-Q for Fiscal Quarter Ended July 3, 2010
              Filed July 29, 2010
              Form 10-Q for Fiscal Quarter Ended October 2, 2010
              Filed October 28, 2010
              Form 10-K for Fiscal Year Ended January 1, 2011
              Filed March 1, 2011
              Form 10-Q for Fiscal Quarter Ended July 2, 2011
              Filed July 29, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed March 14, 2011
              File No. 001-05480

Dear Mr. Connor:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Lyn Shenk

                       Lyn Shenk
                       Branch Chief